sembcorp

RECEIVED

2009 APR -6 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

20 March 2009

09045792

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	20 March 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	154,250	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,184,617
		After change	8,030,367
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.46%
		After change	0.45%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$639,452.17	

Kwong Sook May
Company Secretary

20 March 2009

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Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	19-Mar-2009 10:51:12
Announcement No.	00022

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Announcement Title * STATEMENT IN RESPONSE TO DOW JONES NEWS REPORT

Description

With reference to the Dow Jones report this morning that the Company is seeking a rights issue at its upcoming Annual General Meeting (AGM), the Company would like to clarify that every year at its AGM, it seeks shareholders' approval for a Share Issue Mandate as permitted by the Companies Act and the SGX Listing Rules. In this year's notice of the 11th Annual General Meeting, the Company has similarly included a resolution on the matter. The practice of such resolutions every year is in line with market practice by listed companies, and the intent is to give the Company flexibility to raise capital expeditiously should the need arise. This mandate has been adopted and approved by shareholders at every previous AGM of the Company.

The company would like to clarify that this resolution should not be taken as a disclosure that it is currently embarking on a rights issue.

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Notice of Annual General Meeting

Notice is hereby given that the Eleventh Annual General Meeting of the Company will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Monday, April 20, 2009 at 11.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended December 31, 2008 and the Auditors' Report thereon. **Resolution 1**

2. To declare a final ordinary tax exempt 1-tier dividend of 11 cents per ordinary share for the year ended December 31, 2008. **Resolution 2**

3. To re-elect the following directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Peter Seah Lim Huat **Resolution 3**
   b. Lee Suet Fern *(Independent Member of Audit Committee)* **Resolution 4**

4. To re-elect Bobby Chin Yoke Choong *(Independent Member of Audit Committee)*, a director retiring pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer himself for re-election. **Resolution 5**

5. To re-appoint Richard Hale, OBE *(Independent Chairman of Audit Committee)*, a director retiring under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. **Resolution 6**

6. To approve Directors' Fees of S$801,250 for the year ended December 31, 2008 (2007: S$777,000). **Resolution 7**

7. To re-appoint KPMG LLP as Auditors of the Company and to authorise the directors to fix their remuneration. **Resolution 8**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

8. That authority be and is hereby given to the directors to: **Resolution 9**

   (a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and / or

   (ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the directors may, in their absolute discretion, deem fit; and

   (b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution):

(A) by way of renounceable rights issues on a *pro rata* basis to shareholders of the Company ("**Renounceable Rights Issues**") shall not exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below); and

(B) otherwise than by way of Renounceable Rights Issues ("**Other Share Issues**") shall not exceed 50% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company shall not exceed 10% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(2) the Renounceable Rights Issues and Other Share Issues shall not, in aggregate, exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(3) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under paragraphs (1)(A) and (1)(B) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company (excluding treasury shares) at the time this Resolution is passed, after adjusting for:-

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(4) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(5) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That approval be and is hereby given to the directors to: **Resolution 10**

(a) grant awards in accordance with the provisions of the Sembcorp Industries Performance Share Plan (the "**Performance Share Plan**") and / or the Sembcorp Industries Restricted Stock Plan (the "**Restricted Stock Plan**") (the Performance Share Plan and the Restricted Stock Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Sembcorp Industries Share Option Plan and / or the vesting of awards granted under the Share Plans,

provided that:

(i) the aggregate number of new ordinary shares to be issued pursuant to the exercise of options granted under the Sembcorp Industries Share Option Plan and the vesting of awards granted or to be granted under the Share Plans shall not exceed 15% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time; and

(ii) the aggregate number of new ordinary shares under awards to be granted pursuant to the Share Plans during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 2% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time.

10. To transact any other business.

By Order of the Board

Kwong Sook May
Company Secretary
March 19, 2009

Explanatory Notes:

Resolutions 3 to 6 – Detailed information on these directors can be found under the Board of Directors and Corporate Governance Report sections in the Annual Report 2008.

If re-elected, Mrs Lee Suet Fern will remain as member of the Audit Committee. Mrs Lee Suet Fern is an independent director.

If re-elected, Mr Bobby Chin Yoke Choong will remain as member of the Audit Committee. Mr Bobby Chin is an independent director.

If re-appointed, Mr Richard Hale, OBE will remain as the Chairman of the Audit Committee. Mr Richard Hale, OBE is an independent director.

Notice of Annual General Meeting

STATEMENT PURSUANT TO ARTICLE 55 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY:

Resolution 9 – is to empower the directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding (i) 100% for Renounceable Rights Issues and (ii) 50% for Other Share Issues, of which up to 10% may be issued other than on a *pro rata* basis to shareholders, **provided that** the total number of shares which may be issued pursuant to (i) and (ii) shall not exceed 100% of the issued shares in the capital of the Company excluding treasury shares. The aggregate number of shares which may be issued shall be based on the total number of issued shares in the capital of the Company (excluding treasury shares) at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue or consolidation or subdivision of shares.

The authority for 100% Renounceable Rights Issues is proposed pursuant to the SGX news release of February 19, 2009 which introduced further measures to accelerate and facilitate listed issuers' fund raising efforts.

Resolution 10 – is to empower the directors to offer and grant awards pursuant to the Sembcorp Industries Performance Share Plan and the Sembcorp Industries Restricted Stock Plan (collectively, the "**Share Plans**") and to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the Sembcorp Industries Share Option Plan ("**Share Option Plan**") and / or the vesting of awards granted pursuant to the Share Plans provided that: (a) that the maximum number of ordinary shares which may be issued under the Share Option Plan and the Share Plans is limited to 15% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time and (b) the aggregate number of new ordinary shares under awards which may be granted pursuant to the Share Plans from this Annual General Meeting to the next Annual General Meeting shall not exceed 2% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time. Approval for the adoption of the Share Option Plan and the Share Plans was given by shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000 and modified at the Extraordinary General Meeting of the Company held on April 26, 2005. The Company has, for the time being, determined that it will not be granting any further options under the Share Option Plan although subsisting options granted will continue to be exercisable in accordance with the terms of the Share Option Plan. The grant of awards under the Share Plans will be made in accordance with their respective provisions.

Notes:

1. *A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be lodged at the office of the Company's Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not later than 48 hours before the time appointed for the Annual General Meeting.*

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on April 27, 2009 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 pm on April 24, 2009 (the "**Book Closure Date**") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 8, 2009.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	13 March 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	30,250	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,214,867
		After change	8,184,617
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.46%
		After change	0.46%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$125,403.10	

Kwong Sook May
Company Secretary

13 March 2009

NOL

RECEIVED
2009 APR -6 A 7:27

27 March 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of NOL's 40th Annual General Meeting. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Notice of AGM) - 27Mar09.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Mar-2009 17:39:16
Announcement No.	00079

>> Announcement Details
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Announcement Title *	NOTICE OF 40TH ANNUAL GENERAL MEETING
Description	Neptune Orient Lines Limited (the "Company") will be convening its 40th Annual General Meeting ("AGM") on Wednesday, 15 April 2009 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962. Attached is a copy of the Company's AGM Notice, which will be published in The Straits Times on Monday, 30 March 2009, and copies of the Share Purchase Mandate (Appendix 1) and Mandate for Interested Person Transactions (Appendix 2) referred to in the said AGM Notice.
Attachments	NOL_Notice_of_40th_AGM.pdf NOL_Appendix1_SPM.pdf NOL_Appendix2_IPT.pdf Total size = **1205K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 40th Annual General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held on Wednesday, 15 April 2009 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, for the purpose of transacting the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the financial year ended 26 December 2008 and the Auditors' Report thereon. **Resolution 1**
2. To approve the declaration of a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 26 December 2008. **Resolution 2**
3. To approve payments to Non-Executive Directors of up to S$1,750,000 as Directors' fees for the financial year ending 25 December 2009 (FY 2008: up to S$2,188,450) [1]. **Resolution 3**
4. To re-elect the following Directors who retire pursuant to:

   Article 97 of the Company's Articles of Association

   (Directors due to retire by rotation and who are eligible for re-election)

   (a) Mr Peter Wagner [2] (Independent Member of the Audit Committee) **Resolution 4**

   (b) Dr Friedbert Malt [2] **Resolution 5**

   (c) Mr James Connal Scotland Rankin [2] **Resolution 6**

   (d) Mr Bobby Chin Yoke Choong [2] (Independent Member of the Audit Committee). **Resolution 7**

   Article 102 of the Company's Articles of Association

   (Directors appointed to the Board after the date of the last Annual General Meeting and who are eligible for re-election)

   (e) Mr Ronald Dean Widdows [2] **Resolution 8**

   (f) Mr Boon Swan Foo [2]. **Resolution 9**
5. To re-appoint Messrs Ernst & Young LLP as the Company's Auditors and to authorise the Directors to fix their remuneration. **Resolution 10**

Special Business

6. To consider and, if thought fit, passing with or without modifications, Resolutions relating to the following, each of which will be proposed as Ordinary Resolutions:

6.1 To approve the renewal of the Mandate for Directors to allot and issue shares subject to limits [3]. **Resolution 11**

6.2 To approve the authority for Directors to offer and grant options and/or awards, and to allot and issue shares, pursuant to the provisions of the NOL Share Option Plan and the NOL Performance Share Plan 2004, subject to limits [4]. **Resolution 12**

6.3 To approve the renewal of the Share Purchase Mandate [5]. **Resolution 13**

6.4 To approve the renewal of the Mandate for Interested Person Transactions [6]. **Resolution 14**

7. To transact any other business.

BY ORDER OF THE BOARD
Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

30 March 2009, Singapore

Notes:

[1] **Resolution 3** is to facilitate the payment of Directors' fees to the Non-Executive Directors on a current year basis, that is, for the financial year ending 25 December 2009 ("**FY 2009**"). The amount proposed in respect of Directors' fees specified in Resolution 3 is lower than the amount of Directors' fees approved last year in respect of the financial year ended 26 December 2008.

In view of the current global economic downturn and the very challenging conditions which companies including the Company are facing, the Chairman and all other Non-Executive Directors holding office as at the date of this Notice of Annual General Meeting have voluntarily agreed to receive a reduction in fees for FY 2009. The Chairman will receive a 40 per cent. reduction in fees and the other Non-Executive Directors will receive a 20 per cent. reduction in fees.

Accordingly, the reduced amount of Directors' fees proposed for FY 2009 has been calculated taking into account not only the basic and attendance fees (reduced by 40 per cent. for the Chairman and by 20 per cent. for the other Non-Executive Directors), the present number of Directors and the Board and Committee meetings currently scheduled for FY 2009, but also to cater for new or additional Board members who may be appointed, additional ad-hoc Committees which may have to be formed, and additional Board and Committee meetings which may have to be held, during FY 2009 to address issues which may arise as a result of the current difficult economic conditions.

[2] **Resolutions 4 to 9** - Detailed information on these Directors can be found under "Directors' Biographies" and "Corporate Governance" in the Company's Annual Report 2008.

[3] **Resolution 11** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding (i) 100 per cent. for Renounceable Rights Issues (as defined below) and (ii) 50 per cent. for Other Share Issues (as defined below), of which up to 10 per cent. may be issued other than on a *pro rata* basis to existing shareholders, provided that the total number of shares which may be issued pursuant to (i) and (ii) shall not exceed 100 per cent. of the issued shares in the capital of the Company excluding treasury shares. The aggregate number of shares which may be issued shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time that Resolution 11 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 11 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

The authority for 100 per cent. Renounceable Rights Issues is proposed pursuant to the SGX news release of 19 February 2009 which introduced further measures to accelerate and facilitate listed issuers' fund raising efforts.

The full text of Resolution 11 is set out below:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution):

(A) by way of renounceable rights issues on a *pro rata* basis to shareholders of the Company ("**Renounceable Rights Issues**") shall not exceed 100 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below); and

(B) otherwise than by way of Renounceable Rights Issues ("**Other Share Issues**") shall not exceed 50 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(2) the Renounceable Rights Issues and Other Share Issues shall not, in aggregate, exceed 100 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(3) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under paragraphs (1)(A) and (1)(B) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(4) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(5) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

[4] **Resolution 12** seeks to authorise the Directors to offer and grant options pursuant to the NOL Share Option Plan ("**SOP**") and to grant awards pursuant to the NOL Performance Share Plan 2004 ("**2004 PSP**") and to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the SOP and/or the vesting of awards granted pursuant to the 2004 PSP, provided that: (a) the maximum number of ordinary shares which may be issued under the SOP and the 2004 PSP is limited to 15 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares from time to time and (b) the aggregate number of new ordinary shares under options and/or awards which may be granted pursuant to the SOP and/ or the 2004 PSP respectively from this Annual General Meeting to the next Annual General Meeting shall not exceed 1.5 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares from time to time. Approval for the adoption of the SOP was given by shareholders at an Extraordinary General Meeting of the Company held on 10 November 1999 and modified at Extraordinary General Meetings of the Company held on 20 April 2004 and 3 January 2006. Approval for the adoption of the 2004 PSP was given by shareholders at an Extraordinary General Meeting of the Company held on 20 April 2004 and modified at the Extraordinary General Meeting of the Company held on 3 January 2006.

The full text of Resolution 12 is set out below:

"That approval be and is hereby given to the Directors of the Company to:

(a) offer and grant options in accordance with the provisions of the NOL Share Option Plan ("**SOP**") and/or grant awards in accordance with the provisions of the NOL Performance Share Plan 2004 ("**2004 PSP**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the SOP and/or the vesting of awards granted under the 2004 PSP,

provided that:

(i) the aggregate number of new ordinary shares to be issued pursuant to the exercise of options granted or to be granted under the SOP and the vesting of awards granted or to be granted under the 2004 PSP shall not exceed 15 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares from time to time; and

(ii) the aggregate number of new ordinary shares under options to be granted pursuant to the SOP and awards to be granted pursuant to the 2004 PSP during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1.5 per cent. of the total number of issued shares in the capital of the Company excluding treasury shares from time to time."

[5] **Resolution 13** seeks to renew the share purchase mandate for the Directors to purchase or otherwise acquire ordinary shares in the capital of the Company ("**shares**") of up to 10 per cent. of the total number of issued shares as at the date of the Annual General Meeting (excluding any shares which are held as treasury shares as at that date).

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares must not exceed, in the case of an on-market purchase, 105 per cent. of the Average Closing Price of the shares, and in the case of an off-market purchase, 110 per cent. of the Average Closing Price of the shares, in either case, excluding related expenses of the purchase or acquisition. For these purposes, "**Average Closing Price**" means the average of the closing market prices of the shares over the last five market days on which transactions in the shares were recorded on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") preceding the date of the relevant on-market purchase or, as the case may be, the date of the making of the offer pursuant to an off-market purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating the purchase price (which shall not be more than the maximum price) for each share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting at which the renewal of the share purchase mandate is approved, up to the date on which the next Annual General Meeting of the Company is held or required by law to be held, or the date on which the authority conferred by the share purchase mandate is revoked or varied, whichever is the earlier.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of shares pursuant to the share purchase mandate. In purchasing or acquiring shares pursuant to the share purchase mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. The amount of financing required for the Company to purchase or acquire its shares, and the impact on the Group's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the purchase or acquisition is made out of profits and/or capital, the number of shares purchased or acquired, the price at which such shares were purchased or acquired and whether the shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued shares of the Company as at 2 March 2009 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued shares (excluding shares which are held as treasury shares) will result in the purchase or acquisition of a maximum number of 147,344,240 shares.

In the case of on-market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,344,240 shares at the maximum price of S$1.27 for one share (being the price equivalent to five per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 147,344,240 shares is US$120,389,349 [a].

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,344,240 shares at the maximum price of S$1.33 for one share (being the price equivalent to 10 per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 147,344,240 shares is US$126,077,035 [a].

The financial effects of the purchase or acquisition of such shares by the Company pursuant to the proposed share purchase mandate on the audited financial statements of the Group for the financial year ended 26 December 2008 based on these assumptions are set out in paragraph 2.6 of Appendix 1 to the 2008 Annual Report of the Company.

Further details of the terms of the share purchase mandate, including the full text of Resolution 13, are set out in Appendix 1 to the 2008 Annual Report of the Company.

[6] **Resolution 14** seeks to renew the annual mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain Interested Person Transactions with persons who are considered "Interested Persons" (as defined in Chapter 9 of the Listing Manual of the SGX-ST). Details of the terms of the mandate, including the full text of Resolution 14, are set out in Appendix 2 to the Company's Annual Report 2008.

Other Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time of the Annual General Meeting.
3. The 2008 Annual Report of the Company will be available at its website **http://www.nol.com.sg** from 31 March 2009. CPF Holders of the shares of the Company who wish to receive a printed copy of the Annual Report may send their request to the Vice President of Corporate Affairs at **Neptune Orient Lines Limited, 456 Alexandra Road, #06-00 NOL Building, Singapore 119962** (Tel. No. 6371-5397).

NOTICE OF BOOKS' CLOSURE

NOTICE IS ALSO HEREBY GIVEN THAT subject to shareholders' approval being obtained for the proposed final tax-exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 26 December 2008 ("**dividend**"), the Share Transfer Books and the Register of Members of the Company will be closed on 22 April 2009 to determine shareholders' entitlement to the dividend. Registrable transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 p.m. on 21 April 2009 will be registered to determine shareholders' entitlement to the dividend.

Payment of the dividend, if approved by shareholders, will be made on 5 May 2009.

BY ORDER OF THE BOARD
Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

30 March 2009, Singapore

[a] Exchange rate used for conversion from S$ to US$ is 1.55435. The amount excludes related expenses of the purchase or acquisition.

SEC Exemption
No. 82-2605

APPENDIX 1

30 March 2009

This Appendix 1 is circulated to Shareholders of Neptune Orient Lines Limited (the **"Company"**) together with the Company's 2008 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the Annual General Meeting to be held on 15 April 2009 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2008 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 1.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 1 IN RELATION TO THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

CONTENTS

DEFINITIONS

For the purposes of this Appendix 1, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 15 April 2009.
"2008 Appendix 1"	:	Appendix 1 to the 2008 Annual Report of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"2007 AGM"	:	The annual general meeting of the Company held on 18 April 2007.
"2008 AGM"	:	The annual general meeting of the Company held on 16 April 2008.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 1, being 2 March 2009.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.

"**US$**"	:	United States of America dollars.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 1 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 1 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 1 are inserted for convenience only and shall be ignored in construing this Appendix 1.

Any reference to a time of day in this Appendix 1 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 1 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Share Purchase Mandate at the 2008 AGM. The authority and limitations placed on the Share Purchase Mandate were set out in the 2008 Appendix 1 and Ordinary Resolution 10 set out in the Notice of the 2008 AGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 10 at the 2008 AGM and will expire on the date of the forthcoming AGM to be held on 15 April 2009. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the AGM.

1.2 The purpose of this Appendix 1, to be circulated to Shareholders together with the Company's 2008 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the AGM.

2. The Proposed Renewal of the Share Purchase Mandate

2.1 The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in the 2008 Appendix 1, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of EPS and/or NAV per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

2.2 The authority and limitations placed on the Share Purchase Mandate, if renewed at the AGM, are the same as were previously approved by Shareholders at the 2008 AGM, and are summarised below:

2.2.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the AGM. Any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, based on 1,475,169,115 Shares in issue as at the Latest Practicable Date, and disregarding 1,726,717 Shares held by the Company as treasury shares

as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no further Shares purchased or acquired by the Company are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 147,344,240 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury).

2.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the AGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.2.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.2.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the maximum price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Share will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.4 Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.4.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully

paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.4.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.5 Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

2.6 The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 26 December 2008, are based on the assumptions set out below.

2.6.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

2.6.2 ***Number of Shares Acquired or Purchased***

Based on 1,475,169,115 Shares in issue as at the Latest Practicable Date, and disregarding 1,726,717 Shares held by the Company as treasury shares as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no further Shares purchased or acquired by the Company are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 147,344,240 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury), if the Shares are to be cancelled after purchase or acquisition.

As 1,726,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 147,344,240 Shares to 145,790,195 Shares.

2.6.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,344,240 Shares at the maximum price of S$1.27 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 147,344,240 Shares is US$120,389,349[a].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,344,240 Shares at the maximum price of S$1.33 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 147,344,240 Shares is US$126,077,035[a].

2.6.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

(a) Exchange rate used for conversion from S$ to US$ is 1.55435. The amount excludes related expenses of the purchase or acquisition.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.6.2 and 2.6.3 above, the financial effects on the audited financial statements of the Group for the financial year ended 26 December 2008 are set out below and assuming the following:

(a) the purchase or acquisition of 147,344,240 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and cancelled;

(b) the purchase or acquisition of 145,790,195 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and held in treasury;

(c) the purchase or acquisition of 147,344,240 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and cancelled; and

(d) the purchase or acquisition of 145,790,195 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and held in treasury.

<u>Scenario 1(A)</u>
Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
<u>As at 26 December 2008</u>		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(5,216)
	840,163	840,163
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,537,473
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,340,155
Current Assets	1,490,529	1,370,140
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	308,830
Number of Shares(1) ('000)	1,470,980	1,323,636
<u>Financial Ratios</u>		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.77
Net Gearing(2) (times)	0.33	0.39
Current Ratio (times)	0.77	0.71

Scenario 1(B)
Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(5,216)
	840,163	840,163
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Treasury Shares	-	(119,120)
	1,657,862	1,538,742
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,341,424
Current Assets	1,490,529	1,371,409
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	310,099
Number of Shares(1) ('000)	1,470,980	1,325,190
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.77
Net Gearing(2) (times)	0.33	0.39
Current Ratio (times)	0.77	0.71

Scenario 1(C)

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	724,990
Treasury Shares	(5,216)	(5,216)
	840,163	719,774
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,340,155
Current Assets	1,490,529	1,370,140
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	308,830
Number of Shares[(1)] ('000)	1,470,980	1,323,636
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.77
Net Gearing[(2)] (times)	0.33	0.39
Current Ratio (times)	0.77	0.71

Scenario 1(D)
Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(124,336)
	840,163	721,043
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,341,424
Current Assets	1,490,529	1,371,409
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	310,099
Number of Shares(1) ('000)	1,470,980	1,325,190
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.77
Net Gearing(2) (times)	0.33	0.39
Current Ratio (times)	0.77	0.71

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(5,216)
	840,163	840,163
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,531,785
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,334,467
Current Assets	1,490,529	1,364,452
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	303,142
Number of Shares[(1)] ('000)	1,470,980	1,323,636
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.76
Net Gearing[(2)] (times)	0.33	0.40
Current Ratio (times)	0.77	0.71

Scenario 2(B)

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(5,216)
	840,163	840,163
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Treasury Shares	-	(124,747)
	1,657,862	1,533,115
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,335,797
Current Assets	1,490,529	1,365,782
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	304,472
Number of Shares[1] ('000)	1,470,980	1,325,190
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.76
Net Gearing[2] (times)	0.33	0.40
Current Ratio (times)	0.77	0.71

Scenario 2(C)
Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	719,302
Treasury Shares	(5,216)	(5,216)
	840,163	714,086
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,334,467
Current Assets	1,490,529	1,364,452
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	303,142
Number of Shares[1] ('000)	1,470,980	1,323,636
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.76
Net Gearing[2] (times)	0.33	0.40
Current Ratio (times)	0.77	0.71

Scenario 2(D)
Off-Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 26 December 2008		
Share Capital	845,379	845,379
Treasury Shares	(5,216)	(129,963)
	840,163	715,416
Shares Held by Employee Benefit Trust	(1,413)	(1,413)
Treasury Shares Reserve	(1,195)	(1,195)
Retained Earnings	1,657,862	1,657,862
Share-Based Compensation Reserve	37,020	37,020
Other Reserves	(71,893)	(71,893)
Shareholders' Funds	2,460,544	2,335,797
Current Assets	1,490,529	1,365,782
Current Liabilities	1,935,157	1,935,157
Total Borrowings	1,244,645	1,244,645
Cash and Cash Equivalents	429,219	304,472
Number of Shares(1) ('000)	1,470,980	1,325,190
Financial Ratios		
Basic EPS (US$)	0.06	0.06
NAV per Share (US$)	1.67	1.76
Net Gearing(2) (times)	0.33	0.40
Current Ratio (times)	0.77	0.71

Notes:

(1) The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 1,726,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 147,344,240 Shares to 145,790,195 Shares. The financial effects under Scenarios 1(B), 1(D), 2(B) and 2(D) are computed based on 145,790,195 Shares purchased and held as treasury shares. For Scenarios 1(A), 1(C), 2(A) and 2(C), the financial effects are computed based on 147,344,240 Shares purchased and cancelled.

(2) For the purposes of the above calculations, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.7 Shareholders who are in doubt as to their respective tax positions or the tax implications of Share purchases or acquisitions by the Company, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.8 The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 67.47%, and AXA S.A., the other substantial Shareholder, has a deemed interest in approximately 6.06%, of the issued Shares (excluding Shares held in treasury). As at that date, public Shareholders hold approximately 26.31% of the issued Shares (excluding Shares held in treasury).

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.9 The Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times. However, the Company will not purchase its Shares at a time when it is in possession of material price sensitive information which has not been publicly announced. In line with best practices on securities dealings set out in the Listing Manual, the Company shall not deal in its securities during the period of two weeks preceding the announcement of its financial statements for each of the first three quarters of its financial year, or the period of one month preceding the announcement of its full year results.

2.10 Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

2.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

- (i) a company;
- (ii) the parent company of (i);
- (iii) the subsidiaries of (i);
- (iv) the fellow subsidiaries of (i);
- (v) the associated companies of any of (i), (ii), (iii) or (iv);
- (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and
- (vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date, the substantial Shareholders would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares (excluding Shares held in treasury) as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.11 The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

2.12 Between 3 March 2008 (the latest practicable date prior to the printing of the 2008 Appendix 1) and 2 March 2009 (the Latest Practicable Date prior to the printing of this Appendix 1), the Company purchased or acquired 274,000 Shares by way of Market Purchases pursuant to the Share Purchase Mandate approved by Shareholders at the 2007 AGM. The lowest and highest price paid was S$3.11 and S$3.15 per Share respectively. The total consideration paid for all of the purchases was S$859,331 (including brokerage, commission, applicable goods and services tax and other related expenses). No Shares were purchased or acquired by way of Market Purchases pursuant to the Share Purchase Mandate approved by Shareholders at the 2008 AGM.

As at the Latest Practicable Date, 1,726,717 Shares purchased or acquired by the Company are held as treasury shares.

3. Resolution 13

The full text of Resolution 13, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM, is set out below:

"That:

(a) the exercise by the Directors of the Company (the "**Directors**") of all the powers of the Company to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

"**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

(i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

(ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

4. Directors' and Substantial Shareholders' Interests

4.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/ Awards
	Direct Interest	%(1)	Deemed Interest	%(1)	
Cheng Wai Keung	1,250,000	0.085	–	–	345,000
Dr Friedbert Malt	40,000	0.003	–	–	172,000
Ronald Dean Widdows	648,480	0.044	–	–	1,572,334
James Connal Scotland Rankin	108,000	0.007	–	–	81,000
Robert Holland, Jr	250,000	0.017	–	–	129,000
Christopher Lau Loke Sam	–	–	–	–	129,000
Timothy Charles Harris	–	–	–	–	81,000
Peter Wagner	30,000	0.002	–	–	81,000
Bobby Chin Yoke Choong	–	–	16,851(2)	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–
Boon Swan Foo	–	–	–	–	–

Notes:

(1) Based on 1,473,442,398 issued Shares as at the Latest Practicable Date (this is based on 1,475,169,115 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

4.2 As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%(1)	Deemed Interest	%(1)	Total Interest	%(1)
Temasek	383,465,362	26.03	610,691,920(2)	41.45	994,157,282	67.47
AXA S.A.	–	–	89,254,596(3)	6.06	89,254,596	6.06

Notes:

(1) Based on 1,473,442,398 issued Shares as at the Latest Practicable Date (this is based on 1,475,169,115 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Temasek is deemed to be interested in the 610,691,920 Shares held by its associated companies and subsidiaries.

(3) AXA S.A. is deemed to be interested in the 89,254,596 Shares held by its affiliates.

5. Directors' Recommendation

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 13, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM.

6. Action to be Taken by Shareholders

6.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

6.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 1 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 1 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 1 misleading.

8. Documents for Inspection

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 1 up to the date of the AGM:

(a) the Annual Report of the Company for the financial year ended 26 December 2008;

(b) the 2008 Appendix 1; and

(c) the Articles of Association of the Company.

SEC Exemption
No. 82-2605

APPENDIX 2

30 March 2009

This Appendix 2 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2008 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Shareholders' Mandate for Interested Person Transactions to be tabled at the Annual General Meeting to be held on 15 April 2009 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2008 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 2.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 2 IN RELATION TO THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

CONTENTS

Page

DEFINITIONS

For the purposes of this Appendix 2, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 15 April 2009.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising Independent Directors (as defined in this Appendix 2) Christopher Lau Loke Sam (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who: (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Directors"	:	The directors of the Company for the time being.
"EAR Group"	:	The Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the Listing Manual.
"Interested Person Transactions"	:	The categories of transactions set out in paragraph 7 of this Appendix 2.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix 2.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 2, being 2 March 2009.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Mandate"	:	The mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into the Interested Person Transactions set out in paragraph 7 of this Appendix 2.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.

"NOL Exco"	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr Friedbert Malt, ~~Ang Kong Hua~~, Simon Claude Israel, ~~and Dr Thomas Held~~ Ronald Dean Widdows (Group President & Chief Executive Officer) and Boon Swan Foo.
"NOL Group"	:	The Company and its subsidiaries and associated companies.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shares"	:	Ordinary shares in the capital of the Company.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"subsidiary"	:	A company in which more than 50% of its shares are held by the listed company or group.
"Temasek"	:	Temasek Holdings (Private) Limited.
"Temasek Group"	:	Temasek and its associates.
"S$"** or **"$"	:	Singapore Dollars.
"US$"	:	United States of America Dollars.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 2 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 2 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 2 are inserted for convenience only and shall be ignored in construing this Appendix 2.

Any reference to a time of day in this Appendix 2 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 2 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Mandate for Interested Person Transactions at the Annual General Meeting of the Company held on 16 April 2008. Particulars of the Mandate were set out in Appendix 2 to the Company's 2007 Annual Report.

The Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the AGM which is scheduled to be held on 15 April 2009. Accordingly, the Directors propose that the Mandate be renewed at the AGM, to take effect until the next Annual General Meeting of the Company. The transactions under the Mandate which is sought to be renewed remain unchanged. ~~Amendments are proposed to be made to the Mandate to re-categorise or re-classify certain transactions which are already covered under the existing Mandate. For example, "global transportation services" which was previously covered under the sub-category of transactions entitled "Other Activities" is proposed to be included in the sub-categories entitled "Port-related Activities" and "Ship-related Activities". A new sub-category entitled "Logistics-related Activities" is proposed to be added which will cover transactions such as "the obtaining of transportation and logistics services" and "the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions", which were previously covered under the sub-category of transactions entitled "Other Activities". These re-categorisation or re-classification of transactions were made to clearly delineate the core competencies and the suite of products and services provided by the Group. As no new transactions are sought to be added to the Mandate and as the review procedures for the Interested Person Transactions under the Mandate remain unchanged, the Company is of the view that an opinion of an independent financial adviser is not required for the renewal of the Mandate.~~

1.2 The purpose of this Appendix 2, to be circulated to Shareholders together with the Company's 2008 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Mandate to be tabled at the AGM. Details of the Mandate, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below.

2. Confirmation by Audit Committee

The Audit Committee confirms that:

(a) the methods and procedures for determining the transaction prices under the Mandate have not changed since the Annual General Meeting of the Company held on 16 April 2008; and

(b) the methods and procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions entered into by a listed company, as well as transactions entered into by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(a) 5% of the group's latest audited consolidated NTA; or

(b) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$117 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 26 December 2008 of approximately US$2,350 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(a) an "**entity at risk**" means:

(1) the listed company;

(2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

(f) a "**transaction**" includes:

(1) the provision or receipt of financial assistance;

(2) the acquisition, disposal or leasing of assets;

(3) the provision or receipt of services;

(4) the issuance or subscription of securities;

(5) the granting of or being granted options; and

(6) the establishment of joint ventures or joint investments,

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Renewal of the Mandate

4.1 The principal activities of the NOL Group are:

(a) investment holding and the ownership and charter of shipping vessels and other related assets;

(b) the provision of transportation services for containerised cargo in global markets;

(c) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(d) the operation of container terminals and provision of other related services;

(e) participation in ventures related to the activities listed under (a), (b), (c) and (d) above; and

(f) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to the interests of the NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions set out in paragraph 7 below with the Interested Persons set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

5.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with the Temasek Group, namely, Temasek and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the renewed Mandate relate to transactions for the provision or obtaining of products and services in the normal course of the EAR Group's business with the Temasek Group as set out below:

(a) ***Port-related Activities***

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;

(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;

(3) the obtaining of container maintenance and repair services;

(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;

(5) the obtaining of warehouse leasing services;

(6) the provision of global cargo transportation services;

(7) the provision of inter-gateway and inter-terminal haulage services;

(8) the provision of container depot management services including container repair and storage; and

(9) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (8) above.

The transactions set out in sub-paragraphs (1) to (8) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (9) will be those which are necessary for the day-to-day operations of the EAR Group.

(b) ***Ship-related Activities***

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;

(2) the obtaining of ship-building services;

(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;

(4) the obtaining of ship leasing services;

(5) the provision of global cargo transportation services;

(6) the provision of vessel chartering services;

(7) the provision of other ship-related services such as ship management, engineering, repairs, and blasting and painting of steel plates; and

(8) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7) above.

The transactions set out in sub-paragraphs (1) to (7) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8) will be those which are necessary for the day-to-day operations of the EAR Group.

(c) ***Fuel-related Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of bunker fuel;

(2) the obtaining or the purchase of oil and other fuel (excluding bunker fuel); and

(3) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (3) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) ***Container Shipping-related Activities***

The products and services under this sub-category are:

(1) the provision of global container transportation services; and

(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(e) ***Logistics-related Activities***

The products and services under this sub-category are:

(1) the obtaining of transportation and logistics services;

(2) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and

(3) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (3) will be those which are necessary for the day-to-day operations of the EAR Group.

(f) ***Other Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;

(2) the leasing and/or the purchase of telecommunication equipment and/or system;

(3) the leasing of premises and the obtaining of property maintenance services;

(4) the obtaining of management service;

(5) the obtaining of printing and publication products and services;

(6) the obtaining of travel-related services, including travel agency services; and

(7) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (6) above.

The transactions set out in sub-paragraphs (1) to (6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (7) will be those which are necessary for the day-to-day operations of the EAR Group.

7.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:

(a) ***Obtaining of Services or Purchases of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least two quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(2) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(3) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(4) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(b) ***Provision of Services or Sales of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(2) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(3) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:

(a) ***Approval Limits For Obtaining of Services or Purchases of Products***

(1) Transactions up to the equivalent of US$5 million require the approval of the respective line managers and finance managers with the appropriate limits of approval. Transactions above the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer.

(2) Transactions above the equivalent of US$10 million and up to US$100 million require the approval of the NOL Exco or, in its absence, the NOL Board.

(3) Transactions above the equivalent of US$100 million require the approval of the NOL Board.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(b) ***Guidelines for Provision of Products and Services***

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(c) ***Abstention from Voting at NOL Board and/or NOL Exco meeting***

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(d) ***Register***

The Company maintains a register of transactions carried out with Interested Persons pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year pursuant to the Mandate, are reviewed by the Group's internal/external auditors pursuant to their annual audit plan.

(e) ***Periodic Reviews***

(1) The internal or external auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(2) The internal or external auditors shall, on an annual basis, carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(3) The Audit Committee shall review these internal/external audit reports on Interested Person Transactions.

8.4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.

8.5 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be at arm's length and on normal commercial basis.

9. Validity Period of the Mandate

The renewed Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next Annual General Meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the Company's Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/external audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Resolution 14

The full text of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM, is set out below:

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of Appendix 2 to the 2008 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on at arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution."

13. Directors' and Substantial Shareholders' Interests

13.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding Options/Awards
	Direct Interest	%[1]	Deemed Interest	%[1]	
Cheng Wai Keung	1,250,000	0.085	-	-	345,000
Dr Friedbert Malt	40,000	0.003	-	-	172,000
Ronald Dean Widdows	648,480	0.044	-	-	1,572,334
~~Ang Kong Hua~~	~~40,000~~	~~0.003~~	-	-	~~172,000~~
~~Dr Thomas Held~~	~~40,000~~	~~0.001~~	-	-	~~74,000~~
~~Yasumasa Mizushima~~	~~30,000~~	~~0.002~~	-	-	~~99,000~~
James Connal Scotland Rankin	108,000	0.007	-	-	81,000
Robert Holland, Jr	250,000	0.017	-	-	129,000
Christopher Lau Loke Sam	-	-	-	-	129,000
Timothy Charles Harris	-	-	-	-	81,000
Peter Wagner	30,000	0.002	-	-	81,000
Bobby Chin Yoke Choong	-	-	16,851 [2]	0.001	-
Simon Claude Israel	-	-	-	-	-
Tan Pheng Hock	-	-	-	-	-
Boon Swan Foo	-	-	-	-	-

Notes:

(1) Based on 1,473,442,398 issued Shares as at the Latest Practicable Date (this is based on 1,475,169,115 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

13.2 As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares					
	Direct Interest	%[1]	Deemed Interest	%[1]	Total Interest	%[1]
Temasek	383,465,362	26.03	610,691,920[2]	41.45	994,157,282	67.47
AXA S.A.	-	-	89,254,596[3]	6.06	89,254,596	6.06

Notes:

(1) Based on 1,473,442,398 issued Shares as at the Latest Practicable Date (this is based on 1,475,169,115 issued Shares as at the Latest Practicable Date and disregarding 1,726,717 Shares held in treasury as at the Latest Practicable Date).

(2) Temasek is deemed to be interested in the 610,691,920 Shares held by its associated companies and subsidiaries.

(3) AXA S.A. is deemed to be interested in the 89,254,596 Shares held by its affiliates.

14. Independent Directors' Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the Mandate are Dr Friedbert Malt, ~~Ang Kong Hua, Yasumasa Mizushima,~~ James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Bobby Chin Yoke Choong (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix 2) with the Interested Persons (as described in paragraph 6 of this Appendix 2) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4 and 5 of this Appendix 2, the Independent Directors recommend that Shareholders vote in favour of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

The Independent Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

15.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

15.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

16. Abstention from Voting

16.1 Temasek and its associates will abstain from voting their Shares (if any) in respect of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

16.2 Mr Cheng Wai Keung, who is a member of the Temasek Advisory Panel, Mr Simon Claude Israel, who is an executive director of Temasek, Mr Tan Pheng Hock, who is President & Chief Executive Officer of an entity within the Temasek Group and Mr Boon Swan Foo, who is a non-executive director of several entities within the Temasek Group, an advisor to an entity within the Temasek Group and a senior advisor to Temasek will abstain from voting their Shares (if any) in respect of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Mandate at the AGM. They will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 14, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 14.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 2 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 2 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 2 misleading.

18. Documents for Inspection

The Annual Report of the Company for the financial year ended 26 December 2008 is available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 2 up to the date of the AGM.

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NOL

RECEIVED

2009 APR -6 A 7:23

30 March 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to:-

(1) NOL Operating Performance for Period 2, 2009; and

(2) Grant of actual number of NOL Share Options to staff of the NOL Group.

Attached are copies of the announcements for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(P1, 2009 & revised SOP) - 30Mar09.DOC

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	30-Mar-2009 18:00:32
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

Announcement Title * NOL OPERATING PERFORMANCE FOR PERIOD 2, 2009

Description Attached is the operating performance for the 4 weeks (Period 2) from 7 February 2009 to 6 March 2009.

Attachments NOL_Operating_Performance_for_P2_2009.pdf
Total size = **33K**
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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

30 March 2009

NOL's container shipping operating performance for the 4 weeks (Period 2) from 7 February 2009 to 6 March 2009 are as follows:

	Period 2, 2009	Period 2, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	137,800	175,200	(21)		326,200	464,600	(30)
b) Average Revenue Per FEU (US$/FEU)	2,382	2,846	(16)		2,535	2,935	(14)

For the four weeks of P2, 2009, container shipping volumes declined 21% while average revenue per FEU (Forty-foot Equivalent Unit) declined 16% over the same period last year. The decrease in volume was due to the continued deterioration in demand for all major trade lanes. Lower average revenue per FEU was due to declining core freight rates and lower bunker recovery.

P2 YTD, 2009 container shipping volumes declined 30% while average revenue per FEU declined 14% over P2 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 2, 2009)


APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
Period 2, 2009
Y-o-Y : -16%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09
Period

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	30-Mar-2009 18:04:04
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	GRANT OF NOL SHARE OPTIONS (REVISED COPY)

Description

Pursuant to Rule 704(27) of the SGX-ST Listing Manual, attached is the Company's revised announcement on the NOL Share Options granted to staff of the NOL Group.

This announcement supersedes the earlier announcement broadcast on 20 February 2009 at 22:23:34 (Announcement No. 00153).

The earlier Announcement No. 00153 reflected the following:

(a) that the maximum number of NOL Share Options which may be granted on 20 February 2009 to NOL Group staff pursuant to the NOL Share Option Plan was 22,225,000; and

(b) that the number of NOL Share Options granted on 20 February 2009 to the Group President & CEO was 1,373,000.

This Announcement is to confirm that, following deliberation and decision by the NOL Executive Resource & Compensation Committee:

(i) the actual number of NOL Share Options granted on 20 February 2009 to NOL Group staff (including the Group President & CEO) pursuant to the NOL Share Option Plan is 17,438,000; and

(ii) the actual number of NOL Share Options granted on 20 February 2009 to the Group President & CEO is 1,226,000.

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Pursuant to Rule 704(27) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Company wishes to announce that the total number of NOL Share Options granted to NOL Group staff pursuant to the NOL Share Option Plan is as follows:

(a)	Date of Grant	:	20 February 2009
(b)	Exercise Price of NOL Share Options	:	S$1.15* *Based on average of three market days' closing prices for NOL shares prior to date of grant.
(c)	Total Number of NOL Share Options Granted	:	17,438,000
(d)	Closing price of NOL Shares on 20 February 2009	:	S$1.13
(e)	Number of NOL Share Options granted to Directors and Controlling Shareholders (and their Associates)	:	Except for 1,226,000 NOL Share Options granted to the Group President & CEO who is an Executive Director, no share options have been granted to the Directors of the Company and/or Directors and employees of Controlling Shareholders (and their Associates).
(f)	Validity period of Options	:	20 February 2009 to 19 February 2019

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Date : 30 March 2009